UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                                Rim Holdings Inc.
        (Exact name of registrant as specified in its corporate charter)


           Nevada                          000-31047             86-0995730
(State or other jurisdiction of           Commission          (I.R.S. Employer
incorporation or organization)            File Number        Identification No.)


                          7579 E. Main Street Suite 100
                              Scottsdale, AZ 85251
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


                                  480-970-3336
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


                   Approximate Date of Mailing: August 3, 2004


           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on August 3, 2004, of shares of $.001 par common stock ("Common Stock") of Rim Holdings Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 17,740,967 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Rim Holdings Inc., a Nevada corporation (the "Company"), in connection with the sale by shareholders holding a majority of the common stock of the Company on June 18, 2004 pursuant to that certain Stock Purchase Agreement dated June 16, 2004 by and among Christina M. Strauch, Michael K. Hair, P.C., Robert H. Korndorffer and Best Development Company, Ltd, a British Virgin Islands international business company (the "Agreement"). The Company is a reporting company pursuant to the Exchange Act of 1934, as amended.

THE TRANSACTIONS

Pursuant to the terms of the Agreement, Christina M. Strauch, Michael K. Hair, P.C., Robert H. Korndorffer (collectively, the "Selling Shareholders") sold 8,888,224 shares of the common stock of the Company for $225,000 (the "Sale"). In connection with this transaction, the Company will also redeem 1,000,000 shares of the Company's common stock held by Christina M. Strauch. As a result, the 8,888,224 shares of the common stock of the Company sold represented approximately 50.1% of the total outstanding stock of the Company. No part of the consideration used to acquire control of the Company was from a loan.

The proceeds from the Sale were then contributed to the Company by the Selling Shareholders. The Company used such proceeds to pay off the liabilities of the Company. Both Christina M. Strauch and Robert Korndorffer were issued convertible promissory notes as consideration for the loans which are convertible into 3,993,700 and 1,126,300 shares, respectively, of the Company's restricted common stock. Michael K. Hair, P.C. assigned his convertible promissory note to Nimish Patel, counsel for the Company, as partial payment for legal services provided to the Company. This promissory note is convertible into 833,320 shares of the Company's restricted common stock. The Sale and the contributions described in this paragraph referred to herein as the "Transactions."

The closing date for the Agreement was June 18, 2004.


CHANGES IN MAJORITY OF DIRECTORS

As part of the Transactions, following the conclusion of the 10-day Period, the following changes to the Company's directors and officers have occurred or will occur:

     o Christina M. Strauch resigned as the Company's Chairman, Chief Executive Officer, Treasurer and Chief Financial Officer effective June 22, 2004.
     o Robert H. Korndorffer resigned from the Board of Directors effective as of June 22, 2004.
     o    Mr.  Lee Kam Man was  appointed  as the  Company's  CEO as of June 22,
          2004.
     o Both Mr. Lee Kam Man and Mr. Li Shilong were appointed as directors of the Company, subject to the 10-day Period.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.


EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers for our fiscal years ended December 31, 2003, 2002 and 2001. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

================================   ====   ==========   =========   ================   ============
                                            Annual                   Other Annual      All Other
Name and Principal Position        Year   Salary ($)   Bonus ($)   Compensation ($)   Compensation
--------------------------------   ----   ----------   ---------   ----------------   ------------
Christina M. Strauch - Chairman,   2003   $   90,000     None           None               None
CEO, Treasurer and CFO             2002   $   60,000     None           None               None
                                   2001   $   60,000     None           None               None
--------------------------------   ----   ----------   ---------   ----------------   ------------
Robert H. Korndorffer              2003      None        None           None               None
                                   2002      None        None           None               None
                                   2001      None        None           None               None
================================   ====   ==========   =========   ================   ============

COMPENSATION OF DIRECTORS. Our directors are not paid cash compensation. They are paid in common stock for attendance at meetings of the Board of Directors.

STOCK OPTION GRANTS. No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2003.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES. No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2003.

OUTSTANDING STOCK OPTIONS. The Company has no stock option plan in place, nor has the Company granted any stock options or have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.


                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of June 18, 2004 (prior to the Transactions), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

==============    =================================    ===========================    ================
                                                           Amount and Nature of
Title of Class         Name of Beneficial Owner              Beneficial Owner         Percent of Class
--------------    ---------------------------------    ---------------------------    ----------------
Common Stock      Christina M. Strauch                 4,993,700 shares, Director,          26.6%
                  7579 E. Main Street Suite 100          Chairman of the Board,
                  Scottsdale, AZ 85251                   CEO, Treasurer and CFO

--------------    ---------------------------------    ---------------------------    ----------------
Common Stock      Robert H. Korndorffer                    1,126,300 shares                  6.0%
                  7579 E. Main Street Suite 100               Director
                  Scottsdale, AZ 85251
--------------    ---------------------------------    ---------------------------    ----------------
Common Stock      Michael K. Hair                          4,667,872 shares                 24.9%
                  7407 E. Ironwood Court
                  Scottsdale, AZ 85258
--------------    ---------------------------------    ---------------------------    ----------------
Common Stock      All directors and named executive        6,120,000 shares                32.65%
                  officers as a group
==============    =================================    ===========================    ================

The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as convertible notes, warrants or options to purchase shares of Common Stock.

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of August 1, 2004 (following the Transactions and the redemption of 1,000,000 shares of common stock from Christina M. Strauch), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

==============    =====================================    ====================    ===============
                             Name and Address              Amount and Nature of       Percent of
Title of Class             of Beneficial Owner               Beneficial Owner         Class (1)
--------------    -------------------------------------    --------------------    ---------------
Common Stock      Li Shilong                               4,444,112 shares (2)         25.05%
                  c/o Best Development Company, Ltd.           director
                  22/F Morrison Commercial Building
                  31 Morrison Hill Road
                  WanChai, Hong Kong
--------------    -------------------------------------    ---------------------    --------------
Common Stock      Lee Kam Man                                    0 shares                0.0%
                  c/o Best Development Company, Ltd.         director and CEO
                  22/F Morrison Commercial Building
                  31 Morrison Hill Road
                  WanChai, Hong Kong
--------------    -------------------------------------    ---------------------    --------------
Common Stock      Best Development Company, Ltd.              4,444,112 shares         25.05%
                  22F, 31 Morrison Hill Road
                  WanChai, Hong Kong
--------------    -------------------------------------    ---------------------    --------------
Common Stock      Michael K. Hair                               899,648 shares          5.1%
                  7407 E. Ironwood Court
                  Scottsdale, AZ 85258
--------------    -------------------------------------    ---------------------    --------------
Common Stock      All officers and directors as a group       4,444,112 shares         25.05%
                  (1 person)
==============    =====================================    =====================    ==============

(1) Percentage is based on 17,740,967 shares of common stock outstanding as of August 1, 2004, giving effect to a redemption of 1,000,000 shares of the Company's common stock from Christina M. Strauch. While the Company has issued 4 convertible notes which may convert into 229,026,700 shares of the Company's common stock, this has not been included in the chart because such conversion cannot occur prior to a stock split and an increase in its authorized shares of common stock.

(2) Mr. Li is also the Sole Director of Best Development Company, Ltd. which owns 4,444,112 shares of the Company's common stock, making his indirect beneficial ownership equal to 4,444,112 shares.


Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.


                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that, after the closing of the Transaction, there will be certain changes in the composition of directors and executive officers.

Please also see "Introduction - Changes in Majority of Directors and Executive Officers," above. The new directors will serve as directors through the current term until they are re-elected or new directors are elected pursuant to the Company's certificate of incorporation, by-laws and applicable law.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

CURRENT EXECUTIVE OFFICERS AND DIRECTORS:

=====================      ==========      =====================
        Name                  Age               Position
---------------------      ----------      ---------------------
Christina M. Strauch           50          CEO, CFO and Director
---------------------      ----------      ---------------------
Robert H. Korndorffer          70          Director
=====================      ==========      =====================

Proposed Executive Officers and Board of Directors after the Conclusion of the 10-day Period:

=====================      ==========      =====================
        Name                  Age               Position
---------------------      ----------      ---------------------
Li Shilong                     42          Director
---------------------      ----------      ---------------------
Lee Kam Man                    49          CEO and Director
=====================      ==========      =====================

LI SHILONG - DIRECTOR

Mr Li Shilong, aged 42, born in Beijing and graduated from post secondary college. Mr Li has over 10 years of experience in property development. He also has over 5 years of experience in the development, operation and investment in broadband cable television in some provinces and major cities in China such as Beijing, Shenzhen, Fujian Province, Jiangsu Province and Hebei Province. Over the last 3 years, Mr Li has been engaged in finance and securities investment in China, Hong Kong and overseas.

LEE KAM MAN - Chief Executive Officer and Director.

Mr Lee Kam Man, aged 49, has over 23 years of experience in construction services management. Before joining the Company, he was the substantial shareholder and chairman of a limited company whose principal activities are civil engineering and construction services. He joined the Hong Kong-listed company, China Prosperity Holdings (Hong Kong) Limited in 1998 and from then until 2001 served as its Executive Director.


COMMITTEES.  The Company current has no established committees.

MEETINGS OF THE BOARD OF DIRECTORS.  The Board held no meetings in 2003 or 2004.

FAMILY RELATIONSHIPS. There are no family relationships between the officers and directors of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2003, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transaction, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors is indebted to the Company.


                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.





By:   /s/ Lee Kam Man
      ------------------------
      Lee Kam Man
Its:  Chief Executive Officer